

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2010

Norman J. Szydlowski
Chief Executive Officer
SemGroup Corporation
Two Warren Place
6120 S. Yale Avenue, Suite 700
Tulsa, OK 74136-4216

      Re: SemGroup Corporation
               Form 10 Amendment No. 2 to Form 10
               Filed July 23, 2010
               File No. 1-34736

Dear Mr. Szydlowski:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your beneficial ownership table as of the most recent practicable date. See Item 403 of Regulation S-K.

Forward-looking Statements, page ii

2.   We note your response to our prior comment 4 from our letter sent June 4, 2010. Please provide us with the legal basis and analysis whereby you may rely on the forward-looking safe harbor provisions of Section 21E of the 1934 Act. In particular note the provisions of Section 21E(a)(1).

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Douglas Brown at (202) 551-3265 or Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Robert Melgaard
        (918) 586-8548